Michael J. Minahan 617.570.1021 mminahan@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 25, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Lisa M. Kohl

Re:          AquaVenture Holdings LLC
Draft Registration Statement on Form S-1
Submitted August 12, 2015
CIK No. 0001422841

Dear Ms. Kohl:

This letter is confidentially submitted on behalf of AquaVenture Holdings LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of the draft Registration Statement on Form S-1 submitted on August 12, 2015 (the “DRS”), as set forth in the Staff’s letter dated September 11, 2015 (the “Comment Letter”). The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the DRS, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from the DRS).

United States Securities and Exchange Commision

September 25, 2015

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide to the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications. The Company respectfully advises the Staff that no such communications have been made to date.

2.              We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the number of shares offered and price range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update its Registration Statement to include all information that may not properly be excluded under Rule 430A, and all information required with respect to the number of shares offered and price range. The Company also acknowledges that all such information is subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review the disclosures prior to any distribution of preliminary prospectuses. The Company acknowledges that the Staff may have further comments once items that are currently blank are completed.

3.              Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

RESPONSE: The Company acknowledges that the Staff will require confirmation from FINRA, prior to the effectiveness of the Registration Statement, that FINRA has completed its review, including regarding the underwriting compensation terms and arrangements of the offering and has no objections. The Company will provide the Staff with a copy of FINRA’s no objections letter as soon as the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.

United States Securities and Exchange Commision

September 25, 2015

4.              With respect to all third-party statements in your prospectus - such as market data by Zenith International, Global Water Intelligence and the United Nations - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

RESPONSE: The Company respectfully advises the Staff that it has provided to the Staff, on a supplemental basis under separate cover, copies of the relevant portions of the industry reports that the Company cites in the Registration Statement, marked to highlight the applicable portion or section containing the statistic and cross referenced to the appropriate location in the Registration Statement. The Company respectfully advises the Staff that none of the reports were prepared for the Company or in connection with the offering.

Summary

5.              Please disclose whether you plan to take advantage of any exemptions from NYSE’s corporate governance requirements that may be available to you due to your status as a controlled company or foreign issuer, as applicable. Please also address any material risks associated with any such plan.

RESPONSE: The Company respectfully advises the Staff that it does not plan to take advantage of any exemptions from NYSE’s corporate governance requirements that may be available to the Company due to its status as a controlled company or foreign issuer.

6.              Please balance your disclosure of your strengths and strategies with a discussion of the most significant risks that you face.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 8 to 9 in response to the Staff’s comment.

Our Company, page 1

7.              Please disclose that you acquired Quench in June 2014, to put your discussion of Quench’s operations into context.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 1, 56 and 92 in response to the Staff’s comment.

United States Securities and Exchange Commision

September 25, 2015

8.              We note your statement that you offer your solutions in “North America, the Caribbean, Latin America and the Middle East.” However, it does not appear that you have any operations in either Latin America or the Middle East. Please revise throughout the prospectus to clearly indicate the jurisdictions in which you operate. To the extent you continue to reference jurisdictions in which you plan to operate, provide disclosure about the extent of your plans in each jurisdiction, including whether you have entered into any agreements to operate in the jurisdiction and an anticipated timetable for when you plan to begin operations in the jurisdiction.

RESPONSE: The Company supplementally advises the Staff that it has operations in both Latin America and the Middle East. In Latin America, the Company has maintained personnel and an office in Chile since 2011 that has been focused on developing business opportunities for the Seven Seas Water business in Latin America and has recently begun operating its first desalination plant. In the Middle East, the Company has been actively working with a business partner in Saudi Arabia since 2013 that has been focused on developing business opportunities for the Seven Seas Water business in the Middle East. Certain of the Company’s employees spend substantial portions of their time devoted to business development activities in the Middle East. In addition, the Company performs certain project support services in Saudi Arabia.

9.              Please disclose the measure by which you are “a leading provider of Water-as-a-Service, or WAAS, solutions.” Please also disclose whether this statement is based upon management’s belief or some other third-party source.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 1, 56 and 92 in response to the Staff’s comment.

10.       Please provide additional disclosure about what you mean by the following terms:

•                  “long-term contract” (pg. 1)

•                  “ultra-pure water” (pg. 1)

•                  your “unit attrition rates” including how such rates are calculated (pg. 3).

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 1 to further describe each of the referenced terms.

United States Securities and Exchange Commision

September 25, 2015

Seven Seas Water, page 2

11.       We note your reference to the approximately 3 million GPD to 13 million GPD of medium-scale global desalination plants that you believe “could benefit from [y]our ownership and operating expertise.” Please clarify that these GPD figures represent global capacity, and is not representative of the market you plan to target. In this regard we note your statement that you plan on pursuing new opportunities in North America, Latin America, India and the Middle East. Please make similar revisions to your statements on page 3 about the $7 billion global medium-scale desalination market.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 2 and 98 in response to the Staff’s comment. The reference to approximately 3 million GPD to 13 million GPD refers to the production capacity of an individual water desalination plant, not global capacity of all desalination plants. The Company refers to an individual plant with a production capacity within this range as a “medium scale” plant. Plants with a production capacity of less than 3 million GPD are “small scale” plants, and plants with a production capacity of more than 13 million GPD are “large scale” plants. The Company targets markets that require a medium scale desalination plants. Global Water Intelligence (“GWI”) estimates that the total installed seawater desalination capacity in 2014 was approximately 23 billion GPD worldwide. Of this total capacity, GWI estimates that 29% comes from medium scale plants currently in operation, which the Company believes generates approximately $7 billion per year in water sales. The Company believes some of the currently operating medium scale plants will be acquisition opportunities.

Our Strengths

12.       Please provide the basis for the following statements and similar statements throughout the prospectus, or revise to indicate that the statements are based upon management’s belief:

•                  “Our long-term, service-focused model minimizes customer capital investment and system lifecycle costs, and yields long-term customer relationships.” (page 5)

•                  “We are a leader in implementing, operating and servicing water filtration technologies, which are at the core of our water solutions.” (page 5)

United States Securities and Exchange Commision

September 25, 2015

•                  “We have a reputation for quality and customer service.” (page 6)

RESPONSE: The Company respectfully advises the Staff that the bases for each of the above-referenced statements are as follows:

•                  “Our long-term, service-focused model minimizes customer capital investment and system lifecycle costs, and yields long-term customer relationships.” (page 5)

The basis for the statement regarding capital investment is the fact that the Company’s model is to build and provide the water purification system using the Company’s capital. The customer therefore does not need to invest capital in equipment or the construction of the plant. The basis for the statement regarding long-term customer relationships is the terms of the Company’s water supply contracts, which range from 10 to 20 years. With respect to the statement regarding lifecycle costs, the Company respectfully advises the Staff that it has revised its disclosures on pages 5 and 94 in response to the Staff’s comment to delete that statement.

•                  “We are a leader in implementing, operating and servicing water filtration technologies, which are at the core of our water solutions.” (page 5)

The Company respectfully advises the Staff that it has revised its disclosures on pages 5 and 94 in response to the Staff’s comment.

•                  “We have a reputation for quality and customer service.” (page 6)

The Company believes its Quench business enjoys a reputation for quality and customer service based in part on customer surveys using the proprietary metric Net Promoter Score, or NPS, developed by Bain & Company, Inc. Quench customers are asked the question, “How likely is it that you would recommend us to a friend?” The question is answered on a 0-10 scale. Respondents are considered to be “Detractors” if their answer is less than 7, “Passives” if their answer is 7 or 8, and “Promoters if their answer is 9 or 10. The NPS metric is then calculated by taking the percentage of Promoters and subtracting the percentage of detractors. See http://www.netpromotersystem.com/about/measuring-your-net-promoter-score.aspx.

According to Bain & Company, the average U.S. company receives an NPS score of 5 to 10. Quench’s most recent survey in 2015 survey yielded an NPS score of 34 from 1,721 customer respondents, reinforcing the Company’s belief that the Quench business has a reputation for quality and service.

United States Securities and Exchange Commision

September 25, 2015

In addition, the Company believes its Seven Seas Water business enjoys a reputation for quality and customer service based on feedback from customers and customer’s expansion and extension of their water supply contracts. For example, in connection with its recent acquisition of Biwater Holdings (BVI) Ltd., three customers provided reference letters commending the Company’s performance and quality and service.

The Company will provide to the Staff, on a confidential basis under separate cover, copies of the NPS results and reference letters referenced above.

Strong Competitive Position Supported by Long-Term Customer Relationships, page 5

13.       Please disclose the metric(s) by which you believe your Quench platform is “one of the largest POU-focused water service companies operating in the United States.”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 6 and 95 in response to the Staff’s comment. The Company respectfully advises the Staff that it has provided to the Staff, on a supplemental basis under separate cover, copies of the relevant portions of a study by Zenith International that supports this statement as part of its response to Comment 4.

Significant Experience Identifying and Integrating Acquisitions, page 6

14.       Please disclose the aggregate capacity of the desalination facilities acquired by Seven Seas to put this disclosure in context. Please also disclose the number of acquisitions that Quench has effected since your acquisition of Quench in June 2014, to put this disclosure into context.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 6, 67 and 95 in response to the Staff’s comment.

Strong Financial Performance, page 6

15.       Please tell us in detail your basis for disclosing annualized revenue and Cash Operating Profit or remove the disclosure. Please refer to Item 10(b) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that the disclosure on annualized revenue and Cash Operating Profit has been removed from page 2, 6 and 96.

LLC Conversion, page 9

16.       Please disclose the material terms of the LLC agreements that will govern the distribution of shares of AquaVenture Holdings N.V. to AquaVenture Holdings LLC and

United States Securities and Exchange Commision

September 25, 2015

Quench USA Holdings LLC. Please also file these agreements as exhibits to the registration statement. Please refer to Item 601 of Regulation S-K. We may have further comment after reviewing your response.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on the cover page of the Registration Statement and on the cover page and page 10 regarding certain changes to the proposed LLC Conversion. The LLC Conversion will occur before the Registration Statement is declared effective, and the beneficial ownership of the registrant’s shares will be reflected in the Registration Statement and prospectus. As a result, the LLC agreements will not have any effect after the LLC Conversion is consummated and the Company believes that the provisions of the LLC agreements do not provide potential investors with any information material to their investment decisions. The Company does not believe the LLC agreements are material contracts required to be filed under Item 601 of Regulation S-K.

17.       Please include an organizational chart depicting your organizational structure before and after the reorganization.

RESPONSE: The Company supplementally advises the Staff that the LLC Conversion will occur before the Registration Statement is declared effective. The Company does not believe the corporate structure before the public offering is material to potential investors’ investment decisions.

18.       Please revise your disclosure to describe the other assets and liabilities that will be contributed by Quench USA Holdings LLC to AquaVenture Holdings N.V. Additionally, please tell us the expected amounts of said assets and liabilities.

RESPONSE: The Company supplementally advises the Staff that no assets and liabilities will be contributed by Quench USA Holdings LLC to AquaVenture Holdings N.V.

19.       Please tell us whether there will be any changes in the income tax status of the registrant due to the LLC conversion, including whether AquaVenture Holdings N.V. will be subject to income taxes. If so, please revise your disclosure to clearly convey this to investors.

RESPONSE: The Company supplementally advises the Staff that AquaVenture Holdings LLC is treated as a partnership for U.S. income tax purposes and, thus, does not pay U.S. income taxes.  The Company also advises the Staff that AquaVenture Holdings N.V. (which will be the registrant) is not currently, and after the LLC Conversion is not expected to be, subject to U.S. income taxes. As has been the case historically, AquaVenture Holdings N.V. and certain of the Company’s subsidiaries will be subject to income and other taxes in relevant jurisdictions based on their respective operations and applicable law.

United States Securities and Exchange Commision

September 25, 2015

Risk Factors

Our Seven Seas Water business is dependent on a small group of customers…, page 16

20.       It appears that the last sentence of this risk factor addresses a separate and distinct risk. Please set forth this risk under a separate heading. See Item 503(c) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 18 and 22 in response to the Staff’s comment.

Certain of our long-term water supply contracts under our Seven Seas business, page 20

21.       Here or in your Description of Business, please disclose the percentage of contracts that require you to transfer ownership of the desalination plant to the customer. Please also tell us whether you have transferred desalination plants to customers in the past.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 21 in response to the Staff’s comment to include the percentage of contracts that require the Company to transfer ownership to the customer.

The Company supplementally advises the Staff that it has eight contracts for the production of desalinated water for which there is a single customer for each contract. Three of those contracts, or 37.5%, have terms under which ownership of the plants is required to be transferred to the customer upon expiration or termination of the contract or the customer may purchase the plant before the end of the contract. For the year ended December 31, 2014, 12.8% of the Company’s consolidated revenue was generated from such contracts. The Company respectfully advises the Staff that to date it has not transferred any plant to a customer.

Our Seven Seas Water operations may be affected by tourism…, page 23

22.       In Management’s Discussion & Analysis, please discuss the ways your operations are affected by seasonal variations in the areas in which you operate. Please also discuss in Management’s Discussion and Analysis how any seasonal variations impact your results of operations.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 24 in response to the Staff’s comment. The Company respectfully advises the Staff that the impact of seasonality on its results has not been material. Copies of the results of an analysis of seasonality in the Company’s results for the last three years will be provided to the Staff on a confidential basis under separate cover. As such,

United States Securities and Exchange Commision

September 25, 2015

the Company does not believe that there is a need to disclose any impacts resulting from seasonality in Management’s Discussion and Analysis.

Certain of our water supply contracts do not contain “take-or-pay” obligations…, page 24

23.       Please disclose the percentage of your total contracts that do not include the “take-or-pay” obligations.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 25 in response to the Staff’s comment.

The government of the BVI has sent us notice…, page 27

24.       Please update this risk factor and include this disclosure in the Legal Proceedings section to provide the most recent status of the dispute. In this regard we note that the fifteen calendar day window to resolve the dispute amongst the parties has elapsed.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 27 in response to the Staff’s comment. The Company supplemantally advises the Staff that it believes the BVI government’s position is without merit.  The Company responded to the BVI government’s claim on August 10, 2015 and subsequently provided additional materials requested by the government.  Since then, the government has continued to pay amounts due under the water purchase agreement and has approved an amendment to that agreement relating to the sewage treatment plants.  To date, no legal or arbitration proceedings have been, or are required to be, initiated regarding this matter. The parties continue to discuss this matter.

In an article published on September 24, 2015, Mark Vanterpool, the British Virgin Islands Minister of Communications and Works (the ministry that administers the water purchase agreement), also made comments that support the Company’s position on this issue.  See http://bvinews.com/new/no-deal-with-richard-branson-vanterpool-declares.

Fluctuations in interest rates may adversely impact our business…, page 30

25.       Please revise this risk factor and the following risk factor to disclose whether you hedge against interest rate or foreign exchange risk.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 31 in response to the Staff’s comment.

Use of Proceeds, page 46

United States Securities and Exchange Commision

September 25, 2015

26.       We note that a portion of the proceeds received from this offering will be used to acquire or invest in “complementary businesses.” Please disclose the nature of the businesses or assets which the company may acquire and the status of any negotiations with respect to such acquisitions. Please see Instruction 6 to Item 504 of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 47 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Overview, page 54

27.       We note your disclosure on page 55 that you earn revenue from the “rental of coffee brewers and the sale of related consumables.” If material, please disclose the percentage of your revenue attributable to these lines of business.

RESPONSE: The Company advises the Staff that it has revised its disclosures on page 59 in response to the Staff’s comment. The Company supplementally advises the Staff that its revenues generated from these activities are not material. The percentage of consolidated revenues from the rental of coffee brewers for the year ended December 31, 2014 was less than 1%. The percentage of consolidated revenues from the sale of related consumables, including coffee, for the year ended December 31, 2014 was 1.9%. There were no revenues from the rental of coffee brewers or the sale of related consumables during the year ended December 31, 2013.

Key Factors Affecting Our Performance and Comparability of Results

Changes to Sales Volume, Costs of Sales and Operating Expenses, page 63

28.       Please disclose the percentage of your contracts that do not have minimum customer purchase requirements.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 65 in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 67

29.       Please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. This discussion should supplement, but not duplicate, the description of accounting policies in the notes to the financial statements. Please

United States Securities and Exchange Commision

September 25, 2015

quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. Please refer to SEC Release No. 33-8350.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 69 to 71 in response to the Staff’s comment.

Results of Operations

Comparison of the Years Ended December 31, 2013 and 2014, page 77

30.       As you have disclosed material increases in revenues, please revise to provide a discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. In this regard, we note your disclosure on page 63 that Seven Seas’ profitability is affected by changes in the volume of water delivered. Please refer to Item 303(a)(3)(iii) of Regulation S-K. Further, please tell us whether there are any key variables and other factors that you use to manage your business that would be material to investors, necessitating disclosure. Please refer to SEC Release No. 33-8350.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 80 in response to the Staff’s comment. The Company supplementally advises the Staff that key variables and other factors that it uses to manage its Seven Seas Water business that would be material to investors are those included in the Registration Statement. Such items would include, in addition to GAAP-based financial statements and underlying details, Adjusted EBITDA, Cash Operating Profit.

31.       We note your disclosure of qualitative factors impacting your results of operations. For example, you discuss several qualitative factors within your cost of revenues discussion on page 75, and selling general and administrative expenses on page 76, but do not include quantification for many of them. To the extent these factors materially affected the amount of reported income, please revise your disclosure to indicate the extent to which income was so affected. Please refer to Item 303(a)(3)(i) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 77 to 78 in response to the Staff’s comment.

United States Securities and Exchange Commision

September 25, 2015

Liquidity and Capital Resources, page 81

32.       We note your disclosure throughout the prospectus about the capital-intensive nature of your business and your geographic and operational expansion plans. Please disclose the anticipated amount of your capital expenditures for the fiscal year ended December 31, 2015. Please also discuss how you plan to fund your geographic and operational expansion. Please refer to Item 303 of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 84 in response to the Staff’s comment.

Executive Compensation

Employment Agreements, Severance and Change in Control Agreements, page 117

33.       Please define “cause” as it is used in the employment agreements of each of your officers. Please see Item 402(o)(1) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 120 to 121 in response to the Staff’s comment.

Index to Financial Statements, page F-1

34.       We note your disclosure on page 9 that AquaVenture Holdings N.V. was formed on January 29, 2014. As it will be the continuing entity and registrant upon the successful completion of the separation, please revise to include the audited financial statements of AquaVenture Holdings N.V. or tell us why you believe their exclusion is appropriate.

RESPONSE: The Company respectfully advises the Staff that it is the Company’s expectation that AquaVenture Holdings LLC will contribute to AquaVenture Holdings N.V. the stock of Quench USA, Inc. and Seven Seas Water Corporation and all cash and other remaining assets and liabilities (other than the shares of AquaVenture Holdings N.V. that the Company holds) in exchange for additional shares of AquaVenture Holdings N.V. before the preliminary prospectuses are used. As a result, AquaVenture Holdings N.V. will hold all of the assets and liabilities of AquaVenture Holdings LLC. Following this contribution, the AquaVenture Holdings LLC financial statements included in the Registration Statement will be revised to be the financial statements of AquaVenture Holdings N.V. with explanatory notes. Note 18. “Subsequent Events” will be revised to include substantially the following paragraph:

“On October   , 2015, AquaVenture Holdings LLC, Quench USA Holdings LLC and AquaVenture Holdings N.V., a Curaçao N.V., among others, entered into an

United States Securities and Exchange Commision

September 25, 2015

agreement and plan of reorganization (the ”Reorganization Agreement”), pursuant to which AquaVenture Holdings LLC contributed to AquaVenture Holdings N.V. the stock of Quench USA, Inc. and Seven Seas Water Corporation and all its cash and other remaining assets and liabilities (other than the shares of AquaVenture Holdings N.V. it holds) in exchange for additional shares of AquaVenture Holdings N.V. The contribution occurred on October   , 2015. In addition, pursuant to the Reorganization Agreement, (i) AquaVenture Holdings LLC agreed to merge with a newly formed wholly owned subsidiary of AquaVenture Holdings N.V., which will result in the distribution of the shares of AquaVenture Holdings N.V. it holds to its members in accordance with the terms of its limited liability company agreement; and (ii) Quench USA Holdings LLC, a member of AquaVenture Holdings LLC, agreed to merge with a separate newly formed wholly owned subsidiary of AquaVenture Holdings N.V., which will result in the distribution of the shares of AquaVenture Holdings N.V. it holds to its members in accordance with the terms of its limited liability company agreement. The mergers will be consummated before the registration statement for an initial public offering becomes effective or December 31, 2015, whichever comes first. Upon the contribution of the assets and liabilities of AquaVenture Holdings LLC to AquaVenture Holdings N.V., the historical consolidated financial statements of AquaVenture Holdings LLC will become the historical consolidated financial statements of AquaVenture Holdings N.V.”

AquaVenture Holdings LLC

Consolidated Statements of Operations, page F-25

35.       We note your disclosure in several instances, such as pages 57, 67 and F-30 that you recognize revenues for services, rental income and products. Please tell us how much revenue and related costs you have recognized, for each financial period presented, related to the sales of tangible products, income from rentals, revenue from services, and any other revenues. Please also tell us how you determined you were not required to separately state net sales of tangible products, revenues from services and income from rentals to comply with Rule 5-03(b)(1) of Regulation S-X and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2) of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that the Company has revised the consolidated statement of operations for the years ended December 31, 2013 and 2014 and any other relevant tables within the document to include net sales and related costs of sales from bulk water, rental services and other to comply with Rules 5-03(b)(1) and (2) of Regulation S-X.

The Company supplementally advises the Staff that net revenues from bulk water includes all revenues generated under the Seven Seas Water reportable segment and

United States Securities and Exchange Commision

September 25, 2015

includes the sale of water related to long-term desalination services, wastewater treatment services, emergency water services and service concession arrangements. The Company believes the revenues generated from each of these services should be grouped together as the revenues for each are generated from the amount of bulk water provided to the customer. The differences between the various categories noted above include the purity of the water being provided and the duration of the contract entered into between the Company and the customer. Total revenues generated for bulk water for the years ended December 31, 2013 and 2014 were $27.8 million and $39.0 million, respectively. Cost of revenues for bulk water for the years ended December 31, 2013 and 2014 were $15.8 million and $21.0 million, respectively.

Net revenues from rentals includes the rental of filtered water coolers and other products that use filtered water as an input and other complementary services such as the installation, relocation and other miscellaneous services directly related to the rental of water coolers and other products. Maintenance services are performed on all Company-owned rental units for the benefit of the Company to ensure the continued high performance of the Company-owned equipment, and is not considered a separate business line. Total revenues generated for rentals for the years ended December 31, 2013 and 2014 were $0 and $24.0 million, respectively. Cost of revenues cannot be separated between the rental of filtered water coolers and other products that use filtered water as an input and other complementary services such as the installation, relocation and other miscellaneous services directly related to the rental of water coolers and other products. Cost of revenues for rentals for the years ended December 31, 2013 and 2014 were $0 and $11.0 million, respectively. Revenues from complementary services were $0.9 million, or 1.3% of total revenues, and $0.9 million, or 1.9% of total revenues, for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively, and are considered immaterial by management.

The Company will categorize all other net revenues as “Other” as no single business line exceeds 10% of total consolidated revenues. The Other category will primarily include the sale of tangible products, which includes filtered water systems, coffee and consumables. Total revenues included in Other for the years ended December 31, 2013 and 2014 were $0 and $4.1 million, respectively. Cost of revenues for the years ended December 31, 2013 and 2014 were $0 and $2.1 million, respectively.

Notes to the Consolidated Financial Statements, page F-28

36.       We note disclosure throughout your document highlighting the financial covenants and provisions related to your debt financing arrangements that govern distributions and may limit the amount of cash transferred between you and your subsidiaries. In light of these subsidiary restrictions, please tell us the amount of restricted net assets as defined in

United States Securities and Exchange Commision

September 25, 2015

Rule 4-08(e)(3) of Regulation S-X. Additionally, please tell us whether the restricted net assets of consolidated and unconsolidated subsidiaries and your equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of your consolidated net assets as of the end of your most recently completed fiscal year, and if so, provide the disclosures and schedule required by Rules 4-08(e)(3), and 5-04 of Regulation S-X, respectively. Please refer also to Rule 12-04 of Regulation S-X. Please also confirm that there are no additional restrictions on the payment of dividends, including restrictions imposed by governmental entities.

RESPONSE: The Company supplementally advises the Staff that the Company’s restricted net assets exceed 25 percent of the Company’s consolidated net assets as of December 31, 2014. The Company has included required disclosure on page F-76 and Schedule I within the Registration Statement.

The Company does not have any unconsolidated subsidiaries or own any equity in 50 percent or less owned persons accounted for by the equity method.

There are no restrictions on the payment of dividends, including restrictions imposed by governmental entities, other than those disclosed in the Registration Statement.

2. Summary of Significant Accounting Policies

Trade Receivables, net, page F-29

37.       As you disclose that you have recorded an allowance for doubtful accounts, please revise to include the schedule of valuation and qualifying accounts or include the information required by the schedule (including the notes thereto) in the related financial statement or in a note thereto as required by Rule 5-04 of Regulation S-X. Please refer also to Rule 12-09 of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure in note 2 “Summary of Significant Accounting Policies” under the “Trade Receivables, net” sub caption on page F-33 in response to the Staff’s comment. The Company respectfully advises the Staff that the activity within the allowance for doubtful accounts for the years ended December 31, 2013 and 2014 included provisions for bad debt expense, or charges to costs and expenses, of $4,000 and $693,000, respectively, and write-offs, or deductions, of $148,000 and $48,000, respectively.

Revenue Recognition, page F-30

United States Securities and Exchange Commision

September 25, 2015

38.       We note your disclosure that you record unbilled revenues when meter readings occur at a time other than month-end. Please separately disclose the amount of unbilled revenues as of each balance sheet date to the extent it is material. Please refer to Rule 5-02.3 of Regulation S—X.

RESPONSE: The Company respectfully advises the Staff that as of each of December 31, 2013, December 31, 2014 and June 30, 2015 the balance of unbilled revenues for the Company was less than $50,000. As such, the Company respectfully submits that these balances are immaterial and do not need to be disclosed.

39.       Your revenue recognition disclosure related to the sale of water and related filtration equipment, supplies and maintenance services is very generic. In this regard, please revise your disclosure to provide more company-specific information related to the measurement of your revenue or the timing of when you meet the revenue recognition criteria.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page F-35 in response to the Staff’s comment.

40.       We note your disclosure on page F-30 of separate revenue recognition policies for the rental of water filtration and related equipment and the sale of water and related filtration equipment, supplies and maintenance services. We also note your disclosure on page 104 that once a Quench system is installed, ongoing services requirements, including routine maintenance, repair and filter changes, are typically covered under a monthly rental agreement. Please tell us more about your rental, maintenance, and other service arrangements, including whether they are covered under one contract or separate contracts. Please also tell us whether you concluded there were multiple deliverables in your arrangements that contained more than one unit of accounting, and how consideration was measured and allocated to the separate units of accounting in the arrangements. As part of your response, please also tell us how your revenue recognition policy aligns with the guidance in ASC 605-25.

RESPONSE: The Company respectfully advises the Staff that a rental agreement and related executory costs is a single agreement with a customer and considered one unit of accounting. The sale of equipment, maintenance agreements on customer-owned equipment and other service agreements are each independent and separate agreements. For further discussion on each, please see below.

Rental agreements

Rental agreements provide a customer with the use of a Company-owned filtered water or related system in exchange for a monthly fee, typically under multi-year contracts that renew automatically.  Rental agreements also include related executory costs, which are defined and can include maintenance throughout the lease term to ensure the continued high performance of the Company-owned equipment. Rental agreements are accounted for as operating leases. For the rental agreements, the Company reviewed ASC 605-25-15-3 and determined the arrangement was within the scope of ASC 840. After further review of ASC 840-10-15-8, 17-19, it was concluded that the lease and related executory costs should be accounted for as one unit of accounting.  As stated on page F-34, revenues are recognized ratably over the rental agreement term.

The sale of equipment, maintenance agreements and other service agreements

The sale of equipment, maintenance agreements on customer-owned equipment and other service arrangements are each independent and separate contracts with customers.  Total revenues generated from the sale of equipment, maintenance agreements on customer-owned equipment and other service agreements are immaterial to the financial statements. Maintenance agreements on customer-owned equipment and other service agreements, as noted in the amended disclosure on page F-35, are performed either on a time-and-materials basis or through multiyear contractual arrangements. Revenues for services performed on a time-and-material basis are recognized when services have been rendered, the fee is fixed and determinable and collectability is reasonable assured. Revenues for services performance through multiyear contracts are recognized ratably over the service period. The Company reviewed ASC 605-25 and determined there was only a single deliverable when only a single independent contract for the sale of equipment, a maintenance agreement on customer-owned equipment or other service agreements is entered into with a customer. Multiple units of accounting would exist when the Company sells equipment and enters into a maintenance agreement with the same customer in which fair value would be allocated to each unit of accounting based on their relative selling price. Instances of selling equipment and entering into a maintenance agreement with the same customer are infrequent and not material to the financials.

United States Securities and Exchange Commision

September 25, 2015

Adoption of New Accounting Pronouncements, page F-35

41.       We note your adoption of the provisions of ASC 853 and reclassification of certain amounts to long-term contract costs. Please tell us if you account for the contracts related to your seawater desalination plants located in St. Maarten differently from those contracts in other locations where you operate a desalination facility in conjunction with take-or-pay agreements. We may have further comments after considering your response.

RESPONSE: The Company respectfully advises the Staff that on January 1, 2014, the Company elected to early adopt the provisions of ASC 853 on a modified retrospective approach. Upon adoption, the Company reviewed all contracts of the Company in existence on the adoption date to determine whether or not the contracts would fall under the scope of ASC 853. Based on that review, it was determined one contract existed with a public-sector entity that met both of the following conditions: (i) The grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them, and at what price; and (ii) The grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement.

The contract in St. Maarten was deemed a service concession agreement at adoption which results in the contract being scoped out of lease accounting.  The St. Maarten contract includes a minimum take-or-pay provision which has never been triggered.  The revenue recognized for the St. Maarten contract is based on the volume of water delivered at a contractual unit price over the term of the contract. Other arrangements with minimum take-or-pay provisions have been deemed to be operating leases or water sale agreements and, for both, the revenue is recognized based on the volume of water delivered at a contractual unit price over the term of the contract. While accounted for under different accounting guidance, revenue recognition for the St. Maarten contract and other take-or-pay arrangements are essentially the same as there are no straight-line adjustments to revenue as contract minimums do not change over the duration of the contract.

The differences in accounting for long-term contract costs (service concession arrangements) and property, plant and equipment (other take-or-pay agreements) are noted within the accounting policies on page F-39.  The accounting for the amortization and repairs and maintenance on long-term contract costs and the depreciation and repairs and maintenance on property, plant and equipment are noted within the accounting policies on page F-39.

United States Securities and Exchange Commision

September 25, 2015

3. Business Combinations

Quench USA Holdings LLC, page F-36

42.       We note your disclosure that the fair value of the Class Q and Class B shares issued to Quench USA Holdings LLC in conjunction with the acquisition were derived from certain equity transactions with third parties that occurred before the execution of the Contribution Agreement. Please tell us in detail the dates, types, number and price of the shares exchanged with these third parties, whether the classes of shares sold were identical to or different than the Class B and Class Q shares issued, as well as any other information that will assist our understanding. Please also tell us in detail how you concluded these sales were representative of fair value citing relevant accounting literature guidance in ASC 820.

United States Securities and Exchange Commision

September 25, 2015

RESPONSE: The Company supplementally advises the Staff that each AquaVenture Holdings LLC Class B and Class Q share has the same terms and conditions, including the rights to distributions, and therefore the Company believes the economic value is the same for both securities. The designations are different to permit tracking of certain matters, including distributions. All Class B shares issued to investors and Quench USA Holdings LLC (“QLLC”) have the same terms and conditions.

On June 6, 2014, AquaVenture Holdings LLC issued 5,254,967 of its Class B shares to new and existing shareholders at a price of $4.9477 per share in cash, raising total proceeds of $26,000,000. On September 4, 2014 AquaVenture Holdings LLC issued 2,048,406 of its Class B shares to existing and new shareholders at a price of $4.9477 per share in cash, raising total proceeds of $10,134,898.

Before it contributed its assets to AquaVenture Holdings LLC on June 6, 2014, QLLC issued 14,000,000 of its Class B shares to existing investors at a price of $1.00 per share. Certain of these shares were for cash and certain other shares were issued in exchange for QLLC ordinary common shares that had been issued for $1.00 per share in cash in April 2014. A portion of the consideration paid to QLLC in the acquisition was $14,000,000 of AquaVenture Holdings LLC Class B shares. Under the QLLC operating agreement, the holders of the QLLC Class B shares are entitled to receive the proceeds of distributions with respect to the AquaVenture Holdings LLC Class B shares held by QLLC. This was done to ensure that the investors in the two entities during this period received the same return on their investments.

As disclosed in the Company’s 2014 audited financial statements (see reference on page F-41), on June 6, 2014 after the financings described above, pursuant to the Contribution Agreement, QLLC contributed all of its assets, consisting of its shares of Quench USA, Inc. (the assets of which included the cash invested in the QLLC Class B shares), to AquaVenture Holdings LLC in exchange for 29,036,947 AquaVenture Holdings LLC Class Q shares and 2,829,598 AquaVenture Holdings LLC Class B shares. Based on the amounts invested before the contribution for $4.9477 per share in cash, the 2,829,598 AquaVenture Holdings LLC Class B Shares issued to QLLC Holders of QLLC Class B shares had an aggregate value of $14,000,000. The Company valued the ongoing business of Quench USA Inc. as of June 6, 2014 (excluding any cash from the proceeds of the QLLC Class B issuance) at $143,666,000. The 29,036,947 AquaVenture Holdings LLC Class Q shares QLLC received in the contribution were also valued at $4.9477 per share.

43.       Given the significant number of shares issued in exchange for the assets of Quench USA Holdings LLC, in your response, please describe to us in detail your analysis and

United States Securities and Exchange Commision

September 25, 2015

determination of the accounting acquirer in this transaction, including the criteria at ASC 805-10-55-11 through -15.

RESPONSE: The Company supplementally advises the Staff that ASC 805-10-55-11 through 15 were considered in concluding that AquaVenture Holdings LLC (“AquaVenture”) was the accounting acquirer.

The Company considered ASC 805-10-50-11 but determined the transaction between AquaVenture and Quench USA Holdings LLC was effected primarily by exchanging equity interests and not by transferring cash, other assets or by incurring liabilities. The Company specifically addresses the guidance in ASC 805-10-55-12 below as it relates to business combinations effected primarily by exchanging equity interests.

As specified in ASC 805-10-55-12 for business combinations effected primarily by exchanging equity interests, the Company considered which entity issued equity and the other pertinent facts and circumstances considered in identifying the acquirer in a business combination. As noted on page F-36, “On June 6, 2014, AquaVenture Holdings LLC acquired all of the assets of Quench USA Holdings LLC (the ‘‘Contributor’’) under a Contribution Agreement dated as of June 6, 2014 (‘‘Contribution Agreement’’) in exchange for AquaVenture’s issuance of 29,036,947 Class Q shares and 2,829,598 Class B shares.” As included in the above excerpt, AquaVenture issued equity to acquire the assets of the Contributor.

As required by ASC 805-10-55-12, the Company considered other pertinent facts and circumstances in identifying the acquirer in the business combination. The additional facts and circumstances identified within the referenced codification and the Company’s documentation on each is as follows:

(a)                                 ASC 805-55-12 - The relative voting rights in the combined entity after the business combination.

Management’s documentation — Total Voting Shares as defined within the Fourth Amended and Restated Limited Liability Company Agreement of AquaVenture Holdings LLC includes Class A Preferred shares, Class B shares, Class Q shares, Ordinary shares and Incentive shares. Immediately following the completion of the transaction and the related issuance of 29,036,947 Class Q shares and 2,829,598 Class B shares, the Contributor held approximately 35% of the voting rights of AquaVenture, representing a minority voting interest.

(b)                                 ASC 805-55-12 - The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.

United States Securities and Exchange Commision

September 25, 2015

Management’s documentation — As noted above, immediately following the completion of the transaction, the Contributor held approximately 35% of the voting rights of AquaVenture. As of the same date, the Company had two other significant shareholders or organized groups of shareholders with voting rights of AquaVenture of approximately 27% and 10%, respectively, of which each are represented on the Board of Managers by Michael Bevan and Douglas Brown, respectively. Those same two shareholders also own approximately 48% and 9%, respectively, of the Contributor for a total AquaVenture diluted ownership percentage, including both Class Q and B shares exchanged in the transaction discussed above, of approximately 42% and 12%, respectively.

(c)           ASC 805-55-12 - The composition of the governing body of the combined entity.

Management’s documentation — As of December 31, 2014, AquaVenture’s Board of Managers is currently composed of the following: Douglas Brown, Anthony Ibarguen, Michael Bevan, Evan Lovell, Paul Hanrahan, Brian O’Neil, Cyril Meduna, Hugh Evans and Richard Reilly. Mr. Ibarguen was the only manager appointed as a result of the acquisition. He was also appointed as President of AquaVenture in connection with the Contribution and will continue in his capacity as Chief Executive Officer (“CEO”) of Quench USA, in which he served prior to the transaction. Mr. Reilly was also appointed subsequent to the transaction but is identified as an independent manager and has no prior affiliation with either AquaVenture or the Contributor. All other individuals noted above were appointed to the Board of Managers prior to the transaction.

Mr. Brown, Mr. Bevan, Mr. Lovell and Mr. Ibarguen, who are AquaVenture’s Board members, also serve on the Board of Directors of the Contributor (both before and after the transaction).

Based on some common ownership and some overlap in the members of the governing boards, the Company also considered whether or not AquaVenture and the Contributor were considered to be under common control. Based on the factors surrounding the voting ownership interest of the two entities, the Company determined the two entities were not under common control.

(d)                                 ASC 805-55-12 - The composition of the senior management of the combined entity.

Management’s documentation — The senior management team of AquaVenture immediately following the transaction included Douglas Brown, CEO, Anthony Ibarguen, President, and Lee Muller, Chief Financial Officer (“CFO”). The individuals appointed the CEO and CFO roles of AquaVenture remained unchanged from before the transaction. Mr. Brown continues to serve in a dual role as both CEO of AquaVenture and Seven Seas Water. Mr. Muller continues to serve in a dual role as both CFO of

United States Securities and Exchange Commision

September 25, 2015

AquaVenture and Seven Seas Water. Mr. Ibarguen was appointed as President of AquaVenture in connection with the Contribution. In addition to serving as AquaVenture’s President, Mr. Ibarguen is serving as the CEO of Quench USA, which is a continuous role since prior to the Contribution.

(e)           ASC 805-55-12 - The terms of the exchange of equity interests.

Management’s documentation — The Class Q shares and Class B shares issued to the Contributor had a fair value at the time of contribution of $143.7 million and $14.0 million, respectively (or an aggregate purchase price of $157.7 million). The goodwill, which represents the purchase price in excess of net identifiable assets acquired, recorded by AquaVenture in connection with the transaction was $112.4 million. Based on the fair value of net assets acquired, the Company determined a significant premium was paid over the pre-combination fair value of the equity interests in Quench USA.

The Company also considered the relevant size of the Contributor prior to the acquisition using a date of December 31, 2013, which was the most recently completed fiscal year end prior to the Contribution. As of December 31, 2013, total assets, revenues and earnings of AquaVenture as noted on page F-24 through F-25 were $135.9 million, $27.8 million and a loss of $1.2 million, respectively. Total assets, revenues and earnings of the Contributor as of December 31, 2013 as noted on page F-81 through F-82 were $72.3 million, $27.7 million and a loss of $4.9 million, respectively.

The Company believes the documentation above is supportive of its conclusion that AquaVenture was the acquirer in the Contribution Agreement.

44.       We note your disclosure on page F-37 that you determined the weighted average useful life of your customer relationship to be 15 years. Please tell us in detail how you determined these useful lives citing the relevant accounting literature outlined in ASC 350-30-35-1 through -5.

RESPONSE: The Company respectfully advises the Staff that the Company determined the weighted average useful life of its customer relationships to be 15 years by following the guidance outlined in ASC 350-30-35-2 through ASC 350-30-35-3. As required within ASC 350-30-35-2, the Company analyzed the period over which existing customer relationships were expected to directly or indirectly contribute future cash flows through the use of a widely accepted valuation model. The model, which is based on a discounted cash flows approach, takes into consideration all pertinent factors, including those deemed applicable in ASC 350-30-35-3, through the use of significant assumptions. The most critical of those assumptions include: (i) an end of year existing customer retention rate of 91.5% (based on the loss of 8.5% of its existing customer revenues annually) as it is assumed acquired customer revenues naturally decline over time due to renewal risk, competition, demand and other economic factors; (ii) projected revenues from existing customers, which considers both historical revenue experience and the forecasted growth to be generated by the existing customer base (increased penetration of existing customers); and (iii) the profitability of the projected revenues from existing customers. Management considered the results of the model and selected a weighted average useful life for customer relationships of 15 years as discounted cash flows generated after that period were not considered material.

United States Securities and Exchange Commision

September 25, 2015

45.       We note your disclosures on pages F-37 and F-60 related to the contingent consideration assumed in conjunction with your acquisition of the assets of Quench USA Holdings LLC. Please revise your disclosure to include an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated. If the maximum amount of the payment is unlimited, please disclose that fact. We refer you to the guidance in ASC 805-30-50-1(c)(3).

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page F-66 in response to the Staff’s comment.

16. Segment Reporting, page F-63

46.       You disclose that you have two reportable segments, and discuss the factors supporting your determination. Please tell us and revise your disclosure to state whether you identified any operating segments that have been aggregated into your reportable segments. An example would be if your individual desalination plants represent operating segments that you aggregated into the Seven Seas reportable segment. Please refer to ASC 280-10-50-21(a).

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page F-68 in response to the Staff’s comment. The Company respectfully advises the Staff that the Company does not aggregate operating segments under either the Seven Seas Water or Quench reportable segments. As of December 31, 2014 and as discussed on page F-68, the Company organizes is operating segments based on the existence of individuals responsible for the operations of each segment and who also report directly to its chief operating decision maker (‘‘CODM’’), the nature of the segment’s operations and information presented to the Company’s governing board and the CODM. Based on the aforementioned factors used to identify the operating segments, the Company identified two operating and reportable segments, Seven Seas Water and Quench.

47.       Please disclose revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40. In this regard, based on disclosure including but not limited to pages 67, 97, 104 and F-30, you appear

United States Securities and Exchange Commision

September 25, 2015

to earn revenue from long-term desalination services, wastewater treatment services, emergency water services, filtered water system rental, maintenance services, water and filtration equipment sales, supplies sales, coffee product sales, as well as other products and services. To the extent you determined it was appropriate to group certain products and services into groups due to their similarities, please tell us in detail why you concluded they were similar and grouping was appropriate.

RESPONSE: The Company respectfully advises the Staff that the segment reporting disclosure on page F-71 has been revised to comply with ASC 280-10-50-40 to include the revenues for bulk water, which are recorded in the Seven Seas Water reportable segment, and rentals, equipment sales and coffee and consumable sales, which are reported in the Quench reportable segment.

The Company supplementally advises the Staff that, as discussed in the response to Comment 35, net revenues from bulk water include all revenues generated under the Seven Seas Water reportable segment and include the sale of water related to long-term desalination services, wastewater treatment services, emergency water services and service concession arrangements. The Company believes the revenues generated from each of these services should be grouped together as the principal driver of revenues is the amount of bulk water provided to the customer and the only differences between the categories is the purity level of the bulk water and the duration of the customer contracts. Total revenues generated for bulk water for the years ended December 31, 2013 and 2014 were $27.8 million and $39.0 million, respectively.

Net revenues for rentals includes the rental of filtered water coolers and other products that use filtered water as an input and other complementary services such as the installation, relocation and other miscellaneous services directly related to the rental of water coolers and other products. Maintenance services are performed on all Company-owned rental units for the benefit of the Company to ensure the continued high performance of the Company-owned equipment and is not considered a separate service. The Company believes the revenues generated from each of these services should be grouped together as the principal driver of revenues is directly related to the business of renting filtered water coolers and other products that use filtered water as an input. Total revenues generated for rentals for the years ended December 31, 2013 and 2014 were $0 and $24.0 million, respectively.

Net revenues from other products include the sale of equipment, including filtered water coolers and other products that use filtered water as an input, and coffee and consumables. The Company considers the equipment sales and coffee and consumable sales to be two different products as coffee and consumables are directly correlated with the rental business. As such, the two products will not be grouped. Total revenues

United States Securities and Exchange Commision

September 25, 2015

generated for equipment sales for the years ended December 31, 2013 and 2014 were $0 and $2.9 million, respectively. Total revenues generated for coffee and consumable sales for the years ended December 31, 2013 and 2014 were $0 and $1.3 million, respectively.

48.       We note your disclosure of net loss for each of your reportable segments in your segment footnote, which appears to be intended to satisfy the ASC 280-10-50-22 requirement to disclose a measure of profit or loss for each reportable segment. If our assumption is incorrect, please advise. We also note your disclosure that you record all non-direct general and administrative costs in your Seven Seas reportable segment and do not allocate these costs to the Quench reportable segment. As such, please confirm to us that your CODM evaluates the performance of your Seven Seas reportable segment using the net loss performance measure inclusive of non-direct general and administrative costs and uses the net loss exclusive of these non-direct costs for the Quench reportable segment, or tell us the measure that your CODM utilizes in assessing performance. Alternatively, if the non-direct general and administrative costs are immaterial to the periods presented please tell us as such.

RESPONSE: The Company respectfully advises the Staff that it was the intention of the Company to satisfy both ASC 280-10-50-22 and ASC 280-10-50-30 by disclosing net loss for each reportable segment. The Company’s CODM evaluates the performance of the Seven Seas Water reportable segment inclusive of non-direct general and administrative costs and evaluates the performance of the Quench reportable segment exclusive of the non-direct general administrative costs using the net loss performance measure, along with other non-GAAP key metrics including Adjusted EBITDA and Cash Operating Profit. Adjusted EBITDA and Cash Operating Profit are noted on Page 61 under the Key Metrics section of the Management’s Discussion and Analysis of Financial Condition and Operating Results.

The non-direct general and administrative costs for the year ended December 31, 2014 of $1.0 million, or 1.5% of consolidated revenues, were primarily related to the transaction costs incurred for the acquisition of Quench USA. For the six months ended June 30, 2015, non-direct general and administrative costs were less than $200,000 and were immaterial.

49.       We note your disclosure of property, plant and equipment, net and CIP by major region on page F-66, and that you did not include long-term contract costs in the disclosure. While we note your disclosure at the top of page F-67 regarding the reclassification of long-term contract costs, please tell us why you believe excluding long-term contract costs from this disclosure is appropriate. Please refer to ASC 280-10-50-41.

United States Securities and Exchange Commision

September 25, 2015

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page F-72 in response to the Staff’s comment after further review of ASC 280-10-50-41. While the Company believes long-term contract costs are considered to be a capitalized long-term deferred cost, long-term contract costs should be included in long-lived assets for purposes of the reportable segment disclosure so the users of the financial statements may better understand the concentrations of risk and the possible effect of negative or positive changes in economic conditions as well as prospects for growth.

18. Subsequent Events, page F-67

50.       We note your disclosure on page F-68 that you acquired 100% of the capital stock of Biwater (BVI) Holdings Limited. Please provide us with your calculations of the significance of this acquisition pursuant to Rule 3-05(b)(2) of Regulation S-X and whether you intend to include financial statements of Biwater Holdings Limited in your subsequent amendment.

RESPONSE: The Company supplementally advises the Staff that, based on the calculations as provided on a supplemental basis under separate cover, Biwater (BVI) Holdings Limited is not considered a significant acquisition pursuant to Rule 3-05(b)(2)(i) of Regulation S-X. As a result, the financial statements of Biwater (BVI) Holdings Limited will not be included in the Registration Statement.

Unaudited Pro Forma Financial Information, page F-112

51.       You disclose that you did not include the effect of the Biwater acquisition as it was not considered significant. In your response, please provide us with you calculations of the significance of this acquisition pursuant to Rule 11-01(b)(1) of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that based on the calculations as provided on a supplemental basis under separate cover, Biwater (BVI) Holdings Limited is not considered a significant acquisition pursuant to Rule 11-01(b)(1) of Regulation S-X.

Item 9. Undertakings, page II-3

52.       Please revise to provide the undertakings required by Item 512(a)(6) of Regulation S-K. While this undertaking appears to apply only to Rule 415 offerings, the undertaking and Rule 159A from which the undertaking is derived, applies to all primary offerings of securities.

United States Securities and Exchange Commision

September 25, 2015

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page II-4 in response to the Staff’s comment.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan

Enclosures

cc:                                Douglas R. Brown, AquaVenture Holdings LLC
Anthony Ibarguen, AquaVenture Holdings LLC

Lee Muller, AquaVenture Holdings LLC
Mark H. Burnett, Goodwin Procter LLP

Gregg L. Katz, Goodwin Procter LLP